Statement on European Upscaling as well as Impact on Deliveries

Pfizer and BioNTech have developed a plan that will allow the scale-up of manufacturing capacities in Europe and deliver significantly more doses in the second quarter. To accomplish this, certain modifications of production processes are required now.  As a result, our facility in Puurs, Belgium will experience a temporary reduction in the number of doses delivered in the upcoming week. We will be back to the original schedule of deliveries to the European Union beginning the week of January 25, with increased delivery beginning week of February 15 resulting in our ability to deliver the fully committed quantity of vaccine doses in the first quarter and significantly more in the second quarter.

The companies will inform about updated delivery schedules the European Commission, EU member states and other countries impacted by the changes.

Pfizer and BioNTech are working relentlessly to support the further roll-out of the vaccination campaigns worldwide by not only expanding their own manufacturing capacities but also by adding further suppliers as well as contract manufacturers to increase total manufacturing capacity.